February 6, 2019

Robert Finigan
Chief Executive Officer
XSport Global, Inc.
1800 Camden Road, #107-196
Charlotte, NC 28203

       Re: XSport Global, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 13, 2018
           File No.: 333-227972

Dear Mr. Finigan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2018 letter.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

The Triton Transaction
Our Termination Rights, page 15

1. You state that you have the unconditional right, upon a material breach by Triton, to give notice to Triton to terminate the Purchase Agreement. Revise to give examples of what would constitute "material breach."
General

2. Please update your registration statement to comply with Rule 8-08 of Regulation S-X.
 Robert Finigan
FirstName LastNameRobert Finigan
XSport Global, Inc.
Comapany NameXSport Global, Inc.
February 6, 2019
February 6, 2019 Page 2
Page 2
FirstName LastName
3. We note your response to prior comment 21. Please revise your prospectus to:
           Describe how and when a company may lose emerging growth company status;
           Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and
Section 14(a)
           and (b) of the Securities Exchange Act of 1934; and State your election under Section 107(b) of the JOBS Act
           If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
           If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
4. We note your response to prior comment 23 where you state that "it is the Company's position that its licensed software and application are superior to other product offerings and is, therefore, a leader in the field." You have not provided us with a reasonable basis for your position and your statement in the registration statement that you are a "leading youth and collegiate sports technology and media holding company." As such, please revise your disclosure to remove your reference to "leading."
5. We note your response to prior comment 18. The legal opinion continues to state that counsel is "qualified to practice law in the State of New York and do not purport to be experts on any law other than the laws of the State of New York..." and that counsel is
         "not admitted or qualified to practice in the State of Wyoming." Counsel may not indicate in the opinion that they are not admitted to practice in Wyoming or that they are admitted to practice only in New York. Please revise. For guidance, refer to
Section II.B.3.b of
         Staff Legal Bulletin 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert Finigan
XSport Global, Inc.
February 6, 2019
Page 3

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any questions.



                                                         Sincerely,

FirstName LastNameRobert Finigan                         Division of
Corporation Finance
                                                         Office of Information
Technologies
Comapany NameXSport Global, Inc.
                                                         and Services
February 6, 2019 Page 3
cc:       Peter Campitiello
FirstName LastName